NXT Announces Signing of a Second SFD Survey Contract

Calgary, Alberta, Canada

Wednesday, December 06, 2006

Energy Exploration Technologies Inc. (“NXT” or “the Company”)

“ENXTF” – NASDAQ OTCBB

“EFW” – Frankfurt Exchange

NXT entered into a Stress Field Detection (“SFD”) survey contract effective on December 1, 2006 with a Calgary-based private oil and gas exploration company (“Client”).  The contract is the second SFD contract executed this year.  NXT received a non-refundable Cdn. $300,000 deposit from the Client to conduct a Cdn. $3,000,000 SFD survey in 2007.

The major elements of the agreement are as follows:

1.

The Client has committed to pay NXT an additional Cdn $600,000 by January 31, 2007 to commence the SFD survey.

2.

NXT will also receive a Gross Overriding Royalty Interest (“GORR”) on any production from lands acquired by the Client based on the SFD survey results.

3.

The Client has the option in 2007 to increase the size of the SFD survey contract to a maximum of 25% of NXT’s survey capacity.  For reference, at current rates, the Cdn. $3,000,000 contract represents approximately 6% of NXT’s current annual survey capacity.

4.

The Client has a renewable option, with certain conditions, until 2016 to secure SFD survey capacity annually by making a non-refundable deposit prior to January 1 of each year.  The deposit would be 30% of the desired contract at the prevailing rates.

5.

Fees for the SFD surveys and GORR percentages will be reviewed every second year over the ten year term of the option contract.

Ken Rogers, NXT’s CFO stated: “In early 2006 NXT entered into its first commercial SFD survey contract and now we have a deposit on a second SFD contract.”  Mr. Rogers added, “With the execution of these agreements NXT has demonstrated its ability to secure revenue generating contracts; a necessary stage in our transition to becoming cash flow positive and profitable.”

NXT is in the business of providing wide-area airborne exploration services to the oil and gas industry. The Company utilizes its proprietary SFD Survey System to offer its clients a unique, low cost service to rapidly identify sub-surface structures with reservoir potential in sedimentary basins with no environmental impact. The value of the service is providing clients with an efficient, cost effective method of surveying large areas and delivering an inventory of SFD prospects with high potential. The SFD-based exploration process substantially reduces the need for 2-D reconnaissance seismic thus saving clients’ valuable time and money.

Additional information about NXT and the SFD technology is available on the Company’s website www.nxtenergy.com.

For more information contact:

Ken Rogers

Vice President Finance and CFO

Energy Exploration Technologies Inc.

505 — 3rd Street, S.W., Suite 1400

Calgary, Alberta, Canada T2P 3E6

Tel:

(403) 264-7020

Fax:

(403) 264-6442

info@nxtenergy.com

www.nxtenergy.com

Forward-Looking Statements

This news release may include forward-looking statements including opinions, assumptions, estimates and expectations of future prospects for the Company and financial projections.  When used in this document, the words "anticipate," "believe," "estimate," "expect," "intend," "may," "project," "plan," "will," "should" and similar expressions are intended to be among the statements that identify forward-looking statements.  Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable; there can be no assurance that such expectations will be realized.  Any number of important factors could cause actual results to differ materially from those in the forward-looking statements including, but not limited to, the volatility of oil and gas prices, the ability to implement corporate strategies, the state of capital markets, the ability to obtain financing, changes in the oil and gas industry, operating risks, reserve estimates, changes in general economic conditions and other factors more fully described from time to time in the reports and filings made by the Company with securities regulatory authorities.

Neither the NASDAQ OTCBB nor the Frankfurt or Berlin Exchanges have reviewed and do not accept responsibility for the adequacy or accuracy of this news release.